Exhibit 3.2

TWO HARBORS INVESTMENT CORP.

ARTICLES OF AMENDMENT

Two Harbors Investment Corp., a Maryland corporation (the “Corporation”), hereby certifies to the State Department of Assessments and Taxation of Maryland (the “Department”) that:

FIRST: The charter of the Corporation (the “Charter”) is hereby amended to provide that upon the Effective Time (as defined below), the par value of the shares of common stock of the Corporation issued and outstanding immediately prior to the Effective Time shall be decreased from $0.04 per share to $0.01 per share.

SECOND: To reflect a decrease in authorized capital stock, the charter of the Corporation is hereby further amended by deleting the existing Section 6.1 of Article VI in its entirety and replacing it to read as follows:

“Section 6.1    Authorized Shares.    The Corporation has authority to issue 275,000,000 shares of stock, consisting of 175,000,000 shares of Common Stock, $0.01 par value per share (“Common Stock), and 100,000,000 shares of Preferred Stock, $0.01 par value per share (“Preferred Stock”). The aggregate par value of all authorized shares of stock having par value is $2,750,000. If shares of one class of stock are classified or reclassified into shares of another class of stock pursuant to Section 6.2, 6.3 or 6.4 of this Article VI, the number of authorized shares of the former class shall be automatically decreased and the number of shares of the latter class shall be automatically increased, in each case by the number of shares so classified or reclassified, so that the aggregate number of shares of stock of all classes that the Corporation has authority to issue shall not be more than the total number of shares of stock set forth in first sentence of this paragraph. The Board of Directors, with the approval of a majority of the entire Board and without any action by the stockholders of the Corporation, may amend the Charter from time to time to increase or decrease the aggregate number of shares of stock or the number of shares of stock of any class or series that the Corporation has authority to issue.”

THIRD: The foregoing amendment to the Charter was approved by a majority of the entire Board of Directors of the Corporation as required by the Maryland General Corporation Law (the “MGCL”). The amendments set forth herein are limited to changes expressly authorized to be made without action by the stockholders of the Corporation by, as applicable, (a) Section 2-105(a)(13) of the MGCL and the charter of the Corporation; or (b) Section 2-605(a)(2) of the MGCL.

FOURTH: These Articles of Amendment shall be effective at 5:02 p.m. Eastern Standard Time on November 1, 2022 (the “Effective Time”).

FIFTH:  The undersigned officer of the Corporation acknowledges these Articles of Amendment to be the corporate act of the Corporation and, as to all matters or facts required to be verified under oath, the undersigned officer acknowledges that, to the best of his knowledge, information and belief, these matters and facts are true in all material respects and that this statement is made under the penalties for perjury.

IN WITNESS WHEREOF, the Corporation has caused these Articles of Amendment to be signed in its name and on its behalf by its President and Chief Executive Officer and attested to by its Secretary on this 27th day of October, 2022.

ATTEST:		TWO HARBORS INVESTMENT CORP.

By:	/s/ Rebecca B. Sandberg	By:	/s/ William Greenberg
Name:	Rebecca B. Sandberg	Name:	William Greenberg
Title:	Secretary and General Counsel	Title:	President and Chief Executive Officer